UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE COAT SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09534T 50 8

(CUSIP Number)

Ivy B. Dodes

Credit Suisse

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09534T 50 8	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Credit Suisse First Boston business unit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON* BK, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed on September 29, 2003 (the “Schedule 13D”) with respect to the Common Stock, $0.0001 par value (the “Common Stock ”) of Blue Coat Systems, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 420 North Mary Avenue, Sunnyvale, California 94085. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D/A is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The Bank’s voting stock is entirely owned by Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG also owns the remainder of the voting stock of CSFBI.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”) and Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”) are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation (“DLJCC”) and DLJ Long Term Investment Corporation (“DLJ LTIC”) are Delaware corporations and wholly-owned subsidiaries of CSFB-USA. DLJCC acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout Entrepreneurs and Sprout IX. Sprout IX, Sprout Enterpreneurs and DLJCC are collectively referred to as the "Purchasing Entities."

Jay Shiveley is no longer an employee of CSFB LLC. The Reporting Person expressly disclaims beneficial ownership of any securities held by Mr. Shiveley.

DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. The address of the principal business and office of each of DLJCC, DLJ LTIC, DLJCA IX, Associates IX, Sprout IX and Sprout Enterpreneurs is Eleven Madison Avenue, New York, New York 10010.

The Purchasing Entities, DLJ LTIC, Associates IX and DLJCA IX are collectively referred to as "CSFB Entities."

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CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG has three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

The Bank is comprised of what were formerly known as Credit Suisse First Boston and Credit Suisse, each a Swiss bank, which were merged on May 13, 2005. The operations of the Bank consist principally of the Credit Suisse and CSFB business units.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own shares of Common Stock of the Issuer to which this Schedule 13D/A relates and such shares are not reported in this Schedule 13D/A. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CSFBI, CSFB-USA and CSFB LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through A-7, respectively, attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the

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NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•

CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr.

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Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

 Under the terms of the Global Settlement:

•	CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 5.	Interest in Securities of the Issuer.

The responses set forth in Item 5(a) and Item 5(c) of the Schedule 13D are hereby amended by deleting the previous responses in their entirety and replacing them with the following:

(a)           As of November 10, 2005, the Reporting Person may be deemed to beneficially own an aggregate of 984,428 shares of Common Stock, consisting of (i) 962,907 shares of Common Stock held directly by Sprout IX, (ii) 3,795 shares of Common Stock held directly by Sprout Entrepreneurs, (iii) 2,018 shares of Common Stock held directly by DLJCC, (iv) 11,229 shares of Common Stock held directly by DLJ LTIC, (v) 1,279 shares of Common Stock held directly by CSFB-USA and (vi) 3,200 shares of Common Stock held directly by CSFB LLC.

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Accordingly, the Reporting Person may be deemed to beneficially own 7.8% of the outstanding shares of Common Stock on such date.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-7 attached hereto, beneficially owns any additional shares of Common Stock.

(c)           Except as described below, no transactions in the shares of Common Stock of the Issuer were effected by the Reporting Person during the period beginning 60 days prior to November 10, 2005 and ending on November 10, 2005, inclusive.

On October 27, 2005, Sprout IX distributed 308,459 shares of Common Stock of the Issuer to its limited partners. The closing price on October 27, 2005 was $46.02. On November 2, 2005, Sprout Entrepreneurs sold 1,265 shares of Common Stock of the Issuer in the Nasdaq Stock Market at a price of $47.734 per share. On November 2, 2005, DLJCC sold 672 shares of Common Stock of the Issuer in the Nasdaq Stock Market at a price of $47.734 per share.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2005

CREDIT SUISSE, on behalf of the CREDIT SUISSE
FIRST BOSTON BUSINESS UNIT.

By: /s/ Ivy B. Dodes

Name: Ivy B. Dodes

Title: Managing Director

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SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of CSFB	United States
Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong People’s Republic of China	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States
Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global and Investment Banking Division, Head of the Global Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States
James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Co-Head of the Equity Division	United States

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Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria
Michael Philipp	One Cabot Square, London E14 4QJ, Great Britain	Chairman and Chief Executive Officer of CSFB Europe, Middle East and Africa	United States
Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking Division	United States

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SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
David Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Neil D. Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Robert Finzi	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Director and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010, USA	Director and Co-Chairman	United States
Peter Feeney	Eleven Madison Avenue New York, NY 10010, USA	Director	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

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SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Board Member and Vice President	United States
Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

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SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LONG TERM INVESTMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Long Term Investment Corporation. The business address of DLJ Long Term Investment Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Director, President and Treasurer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director	United States

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